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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549




                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                In respect of its
   U.S. Dollar 3,000,000,000 7.00% Global Notes of 2000, due January 27, 2005




                    Filed pursuant to Rule 3 of Regulation BW




                             Dated: January 21, 2000


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        The following information regarding the U.S. Dollar 3,000,000,000 7.00%
Global Notes of 2000, due January 27, 2005 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 3,000,000,000 7.00% Global Notes of 2000, due January 27, 2005.

          (b)  The interest rate will be 7.00%, payable semi-annually.

          (c) Maturing January 27, 2005. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York, 10045.

     Item 2.  DISTRIBUTION OF OBLIGATIONS

         The Bank will enter into a Terms Agreement with Goldman Sachs and Co., Lehman Brothers Inc., ABN AMRO Bank N.V., Barclays Bank plc, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Charles


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     Schwab & Co., Inc., and UBS AG, acting through its division Warburg Dillon
     Read, (collectively, the "Managers"), pursuant to which the Bank will agree to issue, and the Managers will agree to purchase, a principal amount of the Notes aggregating U.S. Dollar 3,000,000,000 at 99.494% of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about January 27, 2000.

         The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 99.494%.

     Item 3.  DISTRIBUTION SPREAD

                       Price to              Selling Discounts      Proceeds to the
                        Public               and Commissions             Bank(1)
                   Per Unit: 99.494%               0.10%                99.394%
               Total: USD 2,984,820,000        USD 3,000,000       USD 2,981,820,000

     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

         None


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(1) Without deducting expenses of the Bank, which are not yet known.